

02007864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34203 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

SEC MAIL PROCESSING SECTION RECEIVED JUN 07 2002 WASH DC 165

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C.R. Boggs Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Hazel Ave., Suite 275
(No. and Street)

| Fair Oaks, | CA | 95628 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles R. Boggs (916) 961-7757
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, V. Allen
(Name – *if individual, state last, first, middle name*)

| 1451 River Park Drive, Suite 175 | Sacramento, | CA | 95815 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Charles R. Boggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. Boggs Financial Services, Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public


COURTNEY T. BROPHY
Comm. # 1345070
NOTARY PUBLIC - CALIFORNIA
El Dorado County
My Comm. Expires March 27, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of El Dorado } ss.

On May 30, 2002 (Date), before me, Courtney T. Brophy (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared Charles K. Boggs (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



COURTNEY T. BROPHY
Comm. # 1345070
NOTARY PUBLIC-CALIFORNIA
El Dorado County
My Comm. Expires March 27, 2006


Place Notary Seal Above

WITNESS my hand and official seal.

Courtney T. Brophy
Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**
Title or Type of Document: Annual Audited Report
Document Date: May 30, 2002 Number of Pages: 2
Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer**
Signer's Name: ______
☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

# C. R. Boggs Financial Services, Inc.

Financial Statements

March 31, 2002 and 2001

Table of Contents


FOCUS WITH INTEGRITY FOR SUCCESS
V. ALLEN WINTER
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors and Shareholder of
C.R. Boggs Financial Services, Inc.

I have audited the accompanying balance sheet of C.R. Boggs Financial Services, Inc. as of March 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management; my responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with generally accepted auditing standards which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 3, C.R. Boggs Financial Services, Inc. has certain related party transactions with other affiliated companies and individuals. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R. Boggs Financial Services, Inc. at March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

V. Allen Winter, CPA
Sacramento, California
May 23, 2002



Suite 100, 1451 River Park Drive, Sacramento, California 95815 • 916 / 922-6655 • fax / 922-6658 • email allen-winter-cpa@msn.com

C.R. BOGGS FINANCIAL SERVICES, INC.
BALANCE SHEET
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

ASSETS

| | 2002 | 2001 |
|---|---|---|
| Assets: | | |
| Cash | $ 16,643 | $ 18,604 |
| Interest receivable | 320 | 0 |
| Prepaid Expense | | 800 |
| Furniture and equipment, net | 0 | 0 |
| Investment - NASDQ | 3,300 | 3,300 |
| Advance - C.Boggs, Inc. | 39,189 | 35,828 |
| Total Assets | $ 59,452 | $ 58,532 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2002 | 2001 |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ 484 | $ 184 |
| Accrued Federal Income Taxes | 268 | 465 |
| Total liabilities | 752 | 649 |
| Stockholder's Equity: | | |
| Common stock, no par value, 1,000,000 shares authorized; 10,000 shares issued and outstanding | 10,000 | 10,000 |
| Retained earnings | 48,700 | 47,883 |
| Total stockholder's equity | 58,700 | 57,883 |
| Total Liabilities & Stockholder's Equity | $ 59,452 | $ 58,532 |

See accompanying notes to financial statements.

## C.R. BOGGS FINANCIAL SERVICES, INC.
## STATEMENT OF INCOME
## FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Securities commissions | $ 9389 | $ 12,873 |
| Interest | 4,224 | 4,242 |
| | 13,613 | 17,115 |
| Expenses: | | |
| Sales commissions | 5,960 | 7,064 |
| General and administrative | 5,896 | 6,212 |
| | 11,856 | 13,276 |
| Income (Loss) before taxes | 1,757 | 3,839 |
| Provision for income taxes | 940 | 1,300 |
| Net income (loss) | $ 817 | $ 2,539 |

See accompanying notes to financial statements.

C. R. BOGGS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

| | Capital Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance March 31, 2000 | $ 10,000 | $ 45,344 | $ 55,344 |
| Net income for year ended March 31, 2001 | | 2,539 | 2,539 |
| Balance March 31, 2001 | $ 10,000 | $ 47,883 | $ 57,883 |
| Net income for year ended March 31, 2002 | | 817 | 817 |
| Balance March 31, 2002 | $ 10,000 | $ 48,700 | $ 58,700 |

See accompanying notes to financial statements.

C.R. BOGGS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities | | |
| Net (loss) income | $ 817 | $ 2,539 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase) Decrease in interest receivable | (320) | |
| (Increase) Decrease in commissions receivable | 0 | 964 |
| (Increase) Decrease in prepaid expense | 800 | (800) |
| Increase (decrease in accounts payable, income taxes payable and accrued expenses | 103 | (1,039) |
| Net cash (used) provided by operating activities | 1,400 | 1,664 |
| Cash flows from investing activities - | | |
| Decrease (Increase) in advances to C. Boggs, Inc. | (3,361) | 5,862 |
| Decrease (Increase) in deposits | -0- | -0- |
| Net cash used by investing activities | (3,361) | 5,862 |
| Net (decrease) increase in cash | (1,961) | 7,526 |
| Cash, beginning of period | 18,604 | 11,078 |
| Cash, end of period | $ 16,643 | $ 18,604 |

See accompanying notes to financial statements.

C.R. BOGGS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Description of Operations

C.R. Boggs Financial Services, Inc. (the Company) was incorporated in May 1985 and is wholly owned by Charles R. Boggs (the Stockholder). The Company markets financial products, primarily through private offerings of limited partnership interests.

### Revenue Recognition

The Company's revenues consist of commissions earned from the marketing of private offerings of limited partnership interests. The commissions are generally based on a percentage of the capital raised in the private offering in accordance with the specified terms of the individual private offering memoranda. Additionally, the Company sells financial products sold in the open market for which it receives commissions.

### Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance and repair costs are expensed as incurred; major renewals or betterments are capitalized and depreciated over the remaining useful life of the related asset. Depreciation is computed using the straight line method over useful lives of five to seven years. Upon sale or retirement of furniture and equipment, the related cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss included in current operations.

### Income Taxes

The Company provides for deferred taxes, when necessary, under the liability method. Changes in tax rates and laws are reflected in income in the period such changes are enacted.

## NOTE 2 - ADVANCES TO STOCKHOLDER AND C. BOGGS, INC.

The sole stockholder and a related entity, C. Boggs, Inc. borrow from the Company periodically and are repayable at the stockholder's option.

## NOTE 3 - RELATED PARTY TRANSACTIONS

### C. Boggs, Inc.

Charles R. Boggs is the sole stockholder of C. Boggs, Inc. The Company and C. Boggs, Inc. share office space, certain equipment and employees. These costs are shared by the companies in accordance with an informal cost sharing agreement established by the Stockholder, no amount was paid to C. Boggs, Inc. for such costs during the years ended March 31, 2002 and 2001.

Charles R. Boggs

Charles R. Boggs is a limited and general partner in various partnerships. The Company receives commission revenue from the sale of limited partner interests in these partnerships. This commission revenue amounted to -0- and –0- during the year ended March 31, 2002 and 2001, respectively.

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment at March 31, 2002 and 2001 is comprised of:

| | 2002 | 2001 |
|---|---|---|
| Furniture | $ 8,480 | $ 8,480 |
| Equipment | 15,696 | 15,696 |
| | 24,176 | 24,176 |
| Less - Accumulated depreciation | 24,176 | 24,176 |
| | $ -0- | $ -0- |

NOTE 5 - INCOME TAXES

The components of the provision for income taxes are as follows:

| | 2002 | 2001 |
|---|---|---|
| Federal - current | $ 140 | $ 500 |
| State | 800 | 800 |
| | $ 940 | $ 1,300 |

Deferred income taxes is related primarily to difference in the timing of the deduction for depreciation on furniture and equipment.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (the SEC) Uniform net Capital Rule (rule 15c3-1) which requires maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $16,211 which was in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .005 to 1 which is within the requirements of the SEC's rule.

At March 31, 2002, the Company did not hold customer funds, nor did it hold such funds at any time during the year then ended. Accordingly, management believes the Company is exempt from the special reserve requirements for brokers and dealers imposed by Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 7 – CONTINGENCIES

The company is named in various lawsuits, which management believes to be without merit. These lawsuits result primarily from the decline in the real estate market subsequent to the 1986 Tax Reform Act.

SCHEDULE 1

C.R. BOGGS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2002 AND 2001

| | 2002 | 2001 |
|---|---|---|
| Computation of net capital | | |
| Stockholder's equity | $ 58,700 | $ 57,883 |
| Deduct non-allowable assets: | | |
| Advances to stockholder | 39,189 | 35,828 |
| Securities | 3,300 | 3,300 |
| Net Capital | $ 16,211 | $ 18,755 |
| Total aggregate indebtedness | $ 752 | $ 649 |
| Minimum net capital required (total, aggregate indebtedness multiplied by 6.67%) | $ 50 | $ 43 |
| Minimum dollar net capital requirement | $ 5,000 | $ 5,000 |
| Net capital requirements | $ 5,000 | $ 5,000 |
| Excess net capital | $ 11,211 | $ 13,755 |
| Percentage of aggregate indebtedness to net capital | 4.64% | 3.46% |

SCHEDULE 2

C. R. BOGGS FINANCIAL SERVICES, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1
OF COMPUTATION UNDER RULE 15c3-1

| | March 31 | |
|---|---|---|
| | 2002 | 2001 |
| Reconciliation of net capital: | | |
| As previously reported (Focus Report Part IIA) | $ 19,459 | $ 18,420 |
| Adjustments to net capital: | | |
| Increase in interest receivable | 320 | |
| Increase in prepaid expense | -0- | 800 |
| Non-qualifying securities | (3,300) | |
| (Increase) Decrease in income taxes payable | (268) | (465) |
| Net capital as reported herein | $ 16,211 | $ 18,755 |
| Reconciliation of aggregate indebtedness: | | |
| As previously reported (Focus Report Part IIA) | $ 484 | $ 183 |
| Adjustments to aggregate indebtedness: | | |
| Increase in income taxes payable | 268 | 465 |
| Aggregate indebtedness as reported herein | $ 752 | $ 649 |


FOCUS WITH INTEGRITY FOR SUCCESS
V. ALLEN WINTER
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Shareholder of
C. R. Boggs Financial Services, Inc.

I have audited the financial statements of C. R. Boggs Financial Services, Inc. for the twelve months ended March 31, 2002, and have issued my report thereon dated May 23, 2002. As part of my audit I made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the company's financial statements. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of C. R. Boggs Financial Services, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of C. R. Boggs Financial Services, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

This report is intended solely for the use of management and should not be used for any other purpose.

V. Allen Winter, CPA
Sacramento, California
May 23, 2002



Suite 100, 1451 River Park Drive, Sacramento, California 95815 • 916 / 922-6655 • fax / 922-6658 • email allen-winter-cpa@msn.com